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Exhibit 99.3

Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2013

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

i

Financial Instruments	22

Operational Risk	22

Regulatory Risk	25

Controls Evaluation	25

Outstanding Securities	25

Governance	25

Sustainable Development Management	25

Employee Health and Safety	26

Community	26

Environment	27

Critical Accounting Estimates	27

Mining Properties, Plant and Equipment and Mine Development Costs	27

Goodwill	28

Revenue Recognition	28

Reclamation Costs	28

Income and Mining Taxes	29

Financial Instruments	30

Stock-Based Compensation	30

Commercial Production	30

Stripping Costs	30

Recently Issued Accounting Pronouncements and Developments	30

International Financial Reporting Standards	31

Mineral Reserve Data	32

Non-US GAAP Financial Performance Measures	34

Summarized Quarterly Data	43

Five Year Financial and Operating Summary	48

This Management's Discussion and Analysis ("MD&A") dated March 21, 2014 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2013, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The annual consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2013 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2014 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce of gold produced, all-in sustaining costs per ounce of gold produced, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this MD&A and in the AIF as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, political changes, mining or milling issues, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as detailed in this MD&A and in the AIF; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's current expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors described in the AIF and in the Company's other documents filed with the Canadian securities commissions and the U.S. Securities and Exchange Commission (the "SEC"). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce of gold produced, all-in sustaining costs per ounce of gold produced and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING NON-US GAAP FINANCIAL PERFORMANCE MEASURES

This MD&A presents certain financial performance measures, including "total cash costs per ounce of gold produced", "minesite costs per tonne", "adjusted net income" and "all-in sustaining costs per ounce of gold produced", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these financial performance measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP and a discussion of management's use of this data see "Non-US GAAP Financial Performance Measures". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-US GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP. This MD&A also contains non-US GAAP financial performance measure information for projects under development incorporating information that will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial performance measures to the most comparable US GAAP measure.

Executive Summary

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, primarily silver, zinc and copper.

In 2013, Agnico Eagle recorded total cash costs per ounce of gold produced of $672 on payable gold production of 1,099,335 ounces. The average realized price of gold decreased by 18.1% from $1,667 per ounce in 2012 to $1,366 per ounce in 2013. Throughout its 42-year history, Agnico Eagle's policy has been not to sell forward its future gold production.

Over the past five years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company operating six gold mines at the end of 2013. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Key Results

  •
  Record annual payable gold production of 1,099,335 ounces during 2013, an increase of 5.3% compared with 2012 payable gold production of 1,043,811 ounces.

  •
  Total cash costs per ounce of gold produced of $672 and all-in sustaining costs per ounce of gold produced of $952 in 2013.

  •
  Proven and probable gold reserves totaled 16.9 million ounces at December 31, 2013 compared with 18.7 million ounces at December 31, 2012. Average gold grade of proven and probable gold reserves increased by 11.1% to 3.51 grams per tonne at December 31, 2013 compared with December 31, 2012.

  •
  An impairment loss totaling $436.3 million (net of tax) was recorded as at December 31, 2013 relating to the Meadowbank Mine, Meliadine project and Lapa mine.

  •
  Commercial production was achieved at the Goldex mine's M and E Zones on October 1, 2013.

  •
  Commercial production is expected at the La India project in the first quarter of 2014 with 3,180 ounces of pre-commercial gold production recorded during 2013.

  •
  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

  •
  The Company maintains a solid financial position and forecasts being fully funded for its currently planned growth.

  •
  The Company has strong senior management continuity as its chief executive officer has 29 years of service with the Company.

  •
  In February 2014, the Company declared a quarterly cash dividend of $0.08 per share. The Company has now declared a cash dividend for 32 consecutive years.

Strategy

Agnico Eagle's strategy is to build a high quality, manageable business that generates superior long-term returns per share by:

  1.
  Increasing gold production in lower risk jurisdictions

  •
  The Company expects gold production growth of approximately 16% to over 1.25 million ounces by 2016 from current operating regions.

  2.
  Growing operating and free cash flows

  •
  The Company's strategy is to increase net free cash flow through higher production, controlled operating costs and disciplined capital spending.

  3.
  Providing meaningful dividends

  •
  History of paying cash dividends for 32 consecutive years, with a goal to increase dividends over time.

AGNICO EAGLE        1
MANAGEMENT'S DISCUSSION AND ANALYSIS

  4.
  Minimizing share dilution

  •
  Historically, acquisitions have been completed with minimal share dilution and the Company expects that its planned capital spending program will be internally funded.

  5.
  Operating in a socially responsible manner

  •
  The Company strives to create economic value by operating in a safe and socially responsible manner while contributing to the prosperity of its employees and the communities in which it operates.

Portfolio Overview

Northern Business

Canada

The LaRonde mine extension achieved commercial production in December 2011 and is expected to extend the life of the mine through 2025. The infrastructure and knowledge base gained from building and operating the LaRonde mine, the Company's first mine, has been leveraged by the Company in building and operating the Lapa and Goldex mines, both of which are within 60 kilometres of the LaRonde mine. Commercial production was achieved at the Lapa mine in May 2009 and at the Goldex mine's M and E Zones in October 2013. The Company's Quebec mines, with a total of 4.5 million ounces of proven and probable mineral reserves as at December 31, 2013, have benefited from common infrastructure and mining teams.

On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile, for a pre-tax loss on the Goldex mine of $302.9 million. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing Goldex mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

In 2007, the Company acquired Cumberland Resources Ltd., which held the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved in March 2011. As a result of consistently high operating costs, a revised life-of-mine plan was developed for the Meadowbank mine as at December 31, 2011, resulting in a shorter mine life and a pre-tax impairment in the carrying value of the mine of $907.7 million. The new mine plan, combined with the extraction of ore in 2011, resulted in a reduction of mineral reserves by 1.3 million ounces of gold at December 31, 2011. The Meadowbank mine's proven and probable mineral reserves were approximately 1.8 million ounces at December 31, 2013, a decrease of approximately 0.5 million ounces compared with December 31, 2012 due primarily to record 2013 payable gold production of 430,613 ounces and to a higher cut-off grade applied in 2013.

On July 6, 2010, Agnico Eagle acquired the Meliadine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. ("Comaplex") by way of a plan of arrangement. The Meliadine project had proven and probable mineral reserves of 2.8 million ounces at December 31, 2013. Activities at the Meliadine project during 2013 included infill and step-out diamond drilling, road construction, ramp development, permitting, camp operation and work on an updated technical study. Budgeted 2014 Meliadine project capital expenditures of $42.0 million are focused on further ramp development, allowing for cost-effective exploration and conversion drilling and the potential for a late 2018 start up if the Company determines to build a mine at the Meliadine project.

Finland

The Kittila mine in northern Finland, which is geologically similar to the Abitibi region of Quebec, was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Applying the Company's technical experience gained from its operations in Quebec, the team designed a drilling program at Kittila that led to the conversion

2        AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

of mineral resources to mineral reserves at the beginning of 2006. A positive feasibility study was completed in mid-2006 and the Company decided to build the Kittila mine. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Proven and probable mineral reserves at the Kittila mine amounted to 4.7 million ounces at December 31, 2013.

In 2012, a 750 tonne per day expansion was approved that is expected to increase the throughput capacity at the Kittila mine by 25% to 3,750 tonnes per day commencing in mid-2015. The Kittila mine throughput expansion project is expected to improve unit costs and to offset a gradual reduction in realized grade towards the mineral reserve grade over the next several years.

A study is underway that considers the construction of a production shaft at the Kittila mine. It is expected that a production shaft would provide operating cost savings and sustain long-term production at higher throughput levels from multiple zones, particularly at depths below 700 meters. In addition, a study is underway to evaluate the feasibility of developing the Rimpi Zone as a potential source of ore.

Southern Business

Mexico

In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver mineral resources. In August 2007, a favourable feasibility study led to the decision to build the Pinos Altos mine. Commercial production was achieved at the Pinos Altos mine in November 2009.

The Creston Mascota deposit at Pinos Altos is located approximately seven kilometers northwest of the main deposit at the Pinos Altos mine. Commercial production was achieved at the Creston Mascota deposit at Pinos Altos in March 2011.

On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad. The ramp up of production in 2013 was in line with expectations.

On November 18, 2011, Agnico Eagle acquired control of Grayd Resource Corporation ("Grayd") by way of a take-over bid and on January 23, 2012, the Company completed a compulsory acquisition of the remaining outstanding shares of Grayd that it did not already own. Grayd owned the La India project, which is located approximately 70 kilometers northwest of the Pinos Altos mine. In September 2012, development and construction of the La India mine was approved by the Board. The La India project is expected to achieve commercial production in the first quarter of 2014 with forecast 2014 gold production of approximately 50,000 ounces at total cash costs per ounce of gold produced of $743.

The Company's Mexican properties, including the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India project had total proven and probable mineral reserves of 3.0 million ounces at December 31, 2013.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  The spot price of gold, silver, zinc and copper;

  •
  Production volumes;

  •
  Production costs; and

  •
  Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates.

AGNICO EAGLE        3
MANAGEMENT'S DISCUSSION AND ANALYSIS

Spot Price of Gold, Silver, Zinc and Copper

The Company has never sold gold forward, which allows the Company to take full advantage of rising gold prices. Management believes that low-cost production is the best protection against a decrease in gold prices.

Gold P.M. Fix ($ per ounce)

	2013	2012	% Change

High price	$1,696	$1,796	(5.6%	)

Low price	$1,181	$1,527	(22.7%	)

Average price	$1,411	$1,668	(15.4%	)

Average price realized	$1,366	$1,667	(18.1%	)

In 2013, the market price for gold per ounce was on average 15.4% lower than in 2012. The Company's average realized price per ounce of gold in 2013 was 18.1% lower than in 2012.

SILVER ($ per ounce)	ZINC ($ per tonne)	COPPER ($ per tonne)

Net byproduct (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced. Agnico Eagle's realized sales price for silver decreased by 29.2% in 2013 compared with 2012 while realized sales prices for zinc and copper decreased by 2.5% and 11.4%, respectively, over the same period. Significant quantities of byproduct metals are produced by the LaRonde mine (silver, zinc, and copper) and the Pinos Altos mine (silver).

4        AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,099,335 ounces in 2013, up 5.3% from 1,043,811 ounces in 2012. This increase in production volumes was due primarily to increases in ore milled and gold grade at the Meadowbank mine, an increase in gold grade at the LaRonde mine in 2013 compared with 2012 and the achievement of commercial production on the M and E Zones at the Goldex mine on October 1, 2013. Partially offsetting the overall increase in production volumes, Kittila's payable gold production decreased by 16.7% between 2012 and 2013 due to an extended mill maintenance shutdown in the second quarter of 2013.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Euro and Mexican peso relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  All revenues are earned in US dollars;

  •
  A significant portion of operating costs at the LaRonde, Lapa, Goldex and Meadowbank mines are incurred in Canadian dollars;

  •
  A significant portion of operating costs at the Pinos Altos mine and the Creston Mascota deposit at Pinos Altos are incurred in Mexican pesos; and

  •
  A significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates a portion of the impact of fluctuating exchange rates on its financial results by using currency hedging strategies.

CANADIAN DOLLAR	EURO	MEXICAN PESO

On average, the Canadian dollar weakened relative to the US dollar in 2013 compared with 2012, decreasing costs denominated in Canadian dollars when translated into US dollars for reporting purposes. Conversely, the Euro and Mexican peso strengthened relative to the US dollar on average in 2013 compared with 2012, increasing costs denominated in local currencies when translated into US dollars for reporting purposes.

AGNICO EAGLE        5
MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance Sheet Review

Total assets at December 31, 2013 of $4,959.4 million decreased by 5.6% compared with December 31, 2012 total assets of $5,256.1 million. Cash and cash equivalents were $139.1 million at December 31, 2013, down from $298.1 million at December 31, 2012 due primarily to lower average realized gold prices, which resulted in lower revenue, and increased capital expenditures during the period. Available-for-sale securities increased from $44.7 million at December 31, 2012 to $74.6 million at December 31, 2013 due primarily to $52.6 million in new investments, partially offset by $34.3 million in impairments recorded during the period. Long-term ore in stockpile increased by 41.2% to $46.2 million at December 31, 2013 compared with December 31, 2012 due primarily to an updated mine plan that required the reclassification of ore stockpiles at the Kittila mine from short-term to long-term. Goodwill decreased by $190.3 million between December 31, 2012 and December 31, 2013 due primarily to a $200.1 million goodwill impairment loss relating to the Meliadine project recorded as at December 31, 2013, partially offset by goodwill recorded on the acquisition of Urastar Gold Corp. on May 16, 2013. Property, plant and mine development decreased by $18.3 million to $4,049.1 million at December 31, 2013 compared with December 31, 2012 due primarily to impairment losses of $269.3 million and $67.9 million relating to the Meadowbank and Lapa mines, respectively, recorded as at December 31, 2013. Impairment losses recorded to mining properties in 2013 were offset partially by increases in construction in progress at the La India and Meliadine projects during the year and capital expenditures at the Goldex mine's M and E Zones, which achieved commercial production in October 2013.

Total liabilities increased to $1,982.2 million at December 31, 2013 from $1,845.9 million at December 31, 2012 due primarily to an increase in the outstanding balance under the Credit Facility from $30.0 million at December 31, 2012 to $200.0 million at December 31, 2013 and a $49.1 million reclamation provision increase, partially offset by the payment of $37.9 million recorded as dividends payable at December 31, 2012.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the annual consolidated financial statements.

Results of Operations

Revenues from Mining Operations

Revenues from mining operations decreased by 14.6% to $1,638.4 million in 2013 from $1,917.7 million in 2012, attributable primarily to lower sales prices realized on gold and silver and lower sales volumes realized on zinc in 2013 compared with 2012. Revenues from mining operations were $1,821.8 million in 2011.

In 2013, sales of precious metals (gold and silver) accounted for 97.7% of revenues from mining operations, up from 96.6% in 2012 and 95.3% in 2011. The increase in the percentage of revenues from precious metals compared with 2012 is due primarily to lower sales volumes realized on zinc and higher sales volumes realized on gold and silver, offset partially by decreases in sales prices realized on gold and silver. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

6        AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2013	2012	2011

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$1,500,354	$1,712,665	$1,563,760

Silver	100,895	140,221	171,725

Zinc	16,685	45,797	70,522

Copper	20,653	19,019	14,451

Lead(i)	(181)	12	1,341

	$1,638,406	$1,917,714	$1,821,799

Payable production(ii):

Gold (ounces)	1,099,335	1,043,811	985,460

Silver (thousands of ounces)	4,623	4,646	5,080

Zinc (tonnes)	19,814	38,637	54,894

Copper (tonnes)	4,835	4,126	3,216

Payable metal sold:

Gold (ounces)	1,098,382	1,028,062	996,090

Silver (thousands of ounces)	4,694	4,556	5,089

Zinc (tonnes)	20,432	42,604	54,499

Copper (tonnes)	4,838	4,115	3,194

Note:

(i)
Other revenues in 2013 related to lead concentrate include gold revenue of $7.9 million (2012 – $25.1 million) and silver revenue of $2.8 million (2012 – $7.4 million). The gold and silver revenues from lead concentrate are included in their respective categories in the above table with the total lead concentrate direct fees of $1.1 million (2012 – $2.7 million) netted against lead revenues of $0.9 million (2012 – $2.7 million).

(ii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Revenues from gold sales decreased by 12.4% to $212.3 million in 2013 compared with 2012. Gold production increased by 5.3% to 1,099,335 ounces in 2013 from 1,043,811 ounces in 2012. A 17.6% increase in gold production at the Meadowbank mine due to higher tonnes of ore milled and higher gold grades, increased gold grades at the LaRonde mine and the achievement of commercial production on the M and E Zones at the Goldex mine were the primary contributors to the Company's overall gold production increase in 2013 compared with 2012. Partially offsetting the overall increase in gold production, the Kittila mine only operated for 14 days during the second quarter of 2013 due to an extended maintenance shutdown and the Creston Mascota deposit at Pinos Altos temporarily suspended active leaching between October 1, 2012 and March 13, 2013. Average realized gold price decreased 18.1% to $1,366 per ounce in 2013 from $1,667 per ounce in 2012.

Revenues from silver sales decreased by $39.3 million, or 28.0% in 2013 compared with 2012 due primarily to a lower realized silver price and lower silver grade at the LaRonde mine. Revenues from zinc sales decreased by $29.1 million, or 63.6% to $16.7 million in 2013 compared with 2012 due primarily to lower zinc grades and mill recoveries at the LaRonde mine. Revenues from copper sales increased by $1.6 million or 8.6% in 2013 compared with 2012 due primarily to higher copper grades at the LaRonde mine which were partially offset by lower realized copper sales prices between periods.

AGNICO EAGLE        7
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Costs

In 2013, total production costs were $924.9 million compared with $897.7 million in 2012, due primarily to an 8.4% increase in throughput at the Meadowbank mine between periods and the achievement of commercial production on the M and E Zones at the Goldex mine in October 2013. The overall increase in production costs was partially offset by the temporary suspension of active leaching the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

The table below sets out production costs by mine:

Production Costs	2013	2012	2011

	(thousands of United States dollars)
LaRonde mine	$229,911	$225,647	$209,947

Lapa mine	69,532	73,376	68,599

Goldex mine(i)	13,172	–	56,939

Meadowbank mine	363,894	347,710	284,502

Kittila mine	98,446	98,037	110,477

Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos)	149,972	152,942	145,614

Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$924,927	$897,712	$876,078

Note:

(i)
2013 production costs relate to the Goldex mine's M and E Zones which achieved commercial production in October 2013. 2011 production costs relate to the Company's mining operations at the GEZ, which were indefinitely suspended on October 19, 2011.

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under US GAAP. For a reconciliation of these measures to production costs and a discussion of the Company's use of these measures, see Non-US GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $229.9 million in 2013, an increase of 1.9% compared with 2012 production costs of $225.6 million. During 2013, the LaRonde mine processed an average of 6,354 tonnes of ore per day compared with 6,444 tonnes of ore per day during 2012. The decrease in throughput between periods was due primarily to 16 days of unplanned shutdown in 2013 related to issues with the mine's hoist drive. Minesite costs per tonne increased to C$99 in 2013 compared with C$95 in 2012 due primarily to general cost increases and lower throughput.

Production costs at the Lapa mine were $69.5 million in 2013, a 5.2% decrease compared with 2012 production costs of $73.4 million. During 2013, the Lapa mine processed an average of 1,755 tonnes of ore per day, comparable to the 1,749 tonnes of ore per day processed during 2012. Minesite costs per tonne decreased to C$110 in 2013 compared with C$115 in 2012 due primarily to improved cost controls related to consumables, development costs and energy between periods.

Production costs at the Goldex mine were $13.2 million in 2013 compared with nil in 2012. Production costs were nil in 2012 due to the suspension of operations in the GEZ on October 19, 2011. However, commercial production was achieved in October 2013 on the M and E Zones at the Goldex mine. Minesite costs per tonne were C$32 in 2013 compared with nil in 2012.

Production costs at the Meadowbank mine were $363.9 million in 2013, an increase of 4.7% compared with 2012 production costs of $347.7 million due primarily to increased throughput and higher plant maintenance expenditures. During 2013, the Meadowbank mine processed an average of 11,350 tonnes of ore per day, an increase of 8.7% over the 10,440 tonnes of ore per day processed during 2012 due primarily to improvements in equipment availability and equipment maintenance. Minesite costs per tonne decreased to C$83 in 2013 compared with C$88 in 2012 due primarily to higher throughput, overall productivity gains and improved cost controls.

Production costs at the Kittila mine were $98.4 million in 2013, an increase of 0.4% compared with 2012 production costs of $98.0 million as higher costs associated with underground mining more than offset reduced throughput due to an

8        AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

extended 2013 maintenance shutdown. During 2013, the Kittila mine processed an average of 2,559 tonnes of ore per day, a decrease of 14.1% compared with the 2,979 tonnes of ore per day processed during 2012 due primarily to an extended maintenance shutdown in the second quarter of 2013. Minesite costs per tonne increased to €73 in 2013 compared with €69 in 2012 due primarily to lower throughput and the transition to higher cost underground mining from lower cost open pit mining in 2013.

Production costs at the Pinos Altos mine were $130.1 million in 2013, an increase of 1.2% compared with 2012 production costs of $128.6 million. During 2013, the Pinos Altos mine mill processed an average of 5,262 tonnes of ore per day, an increase of 4.8% compared with the 5,020 tonnes of ore per day processed during 2012 due primarily to an improved mill liner design and increased mechanical availability. In 2013, approximately 805,200 tonnes of ore were stacked on the Pinos Altos mine leach pad, a decrease of 21.4% compared with the approximate 1,025,000 tonnes of ore stacked in 2012. Minesite costs per tonne increased to $45 in 2013 compared with $41 in 2012 due primarily to an increase in the proportion of milled ore relative to ore stacked on the leach pad in 2013.

Production costs at the Creston Mascota deposit at Pinos Altos were $19.8 million in 2013, a decrease of 18.4% compared with 2012 production costs of $24.3 million due primarily to the temporary suspension of active leaching described below. During 2013, approximately 1,276,200 tonnes of ore were stacked on the leach pad at the Creston Mascota deposit at Pinos Altos, a decrease of 16.7% compared with the approximate 1,532,400 tonnes of ore stacked in 2012. Minesite costs per tonne increased to $16 in 2013 compared with $12 in 2012 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

Total Production Costs by Category

Total cash costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, increased to $672 in 2013 compared with $640 in 2012 and $580 in 2011. At the LaRonde mine, total cash costs per ounce of gold produced increased from $569 in 2012 to $763 in 2013 due primarily to significantly lower net byproduct revenue as the mine transitions to ore sourced from lower levels, partially offset by a 13.0% increase in gold production. At the Lapa mine, total cash costs per ounce of gold produced decreased from $697 in 2012 to $678 in 2013 due to decreases in mining, underground service and mill expenses, partially offset by a 5.1% decrease in gold production. Total cash costs per ounce of gold produced at the Goldex mine were $782 in 2013 during the period of commercial production at the M and E Zones. Mining operations in the GEZ were suspended indefinitely on October 19, 2011. At the Meadowbank mine, total cash costs per ounce of gold produced decreased from $913 in 2012 to $774 in 2013 due primarily to a 17.6% increase in gold production, process plant and mining cost reductions and an increase in deferred stripping credits. At the Kittila mine, total cash costs per ounce of gold produced increased from $565 in 2012 to $601 in 2013 due primarily to a 16.7% decrease in gold production and higher costs associated with the transition to underground mining in 2013. Total cash costs per ounce of gold produced at the Pinos Altos mine increased from $276 in 2012 to $412 in 2013 due primarily to significantly lower net byproduct revenue and deferred stripping credits. Total cash costs per ounce of gold produced at the Creston Mascota deposit at Pinos Altos increased from $326 in 2012 to $485 in 2013 due primarily to a 33.5% decrease in gold production between periods resulting from the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.

AGNICO EAGLE        9
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration and Corporate Development Expense

A summary of the Company's significant 2013 exploration and corporate development activities is set out below:

  •
  Canadian regional exploration expenses, excluding the Goldex mine, of $20.3 million in 2013 were comparable with expenses of $22.7 million in 2012.

  •
  In 2013, all drilling expenditures to further delineate the ore body associated with the Goldex mine's M and E Zones were capitalized. The Goldex mine's M and E Zones were approved for development in late 2012. In 2012, exploration and drilling expenditures were $37.7 million at the Goldex mine with a focus on the M and E Zones. In 2011, investigative exploration expenditures of $19.7 million were incurred which included rock mechanic and mining studies, drilling and development exploration of the deeper D zone and care and maintenance of general infrastructure, as the previous mining operations associated with the GEZ were indefinitely suspended on October 19, 2011 as a result of geotechnical concerns with the rock above the mining horizon.

  •
  Latin American regional exploration expenses decreased to $7.3 million in 2013 compared with $28.4 million in 2012 due primarily to the approval of the La India project for development in September 2012. Exploration expenses at the La India project decreased by $13.3 million between 2012 and 2013 as drilling expenditures to further delineate the ore body were capitalized in 2013.

  •
  Exploration expenditures in the United States and Europe decreased by 52.7% to $3.5 million and 38.0% to $4.6 million, respectively, in 2013 compared with 2012.

  •
  The Company's corporate development team remained active in 2013, evaluating new properties and potential acquisition opportunities.

The table below sets out exploration expense by region and total corporate development expense:

	2013	2012	2011

	(thousands of United States dollars)
Canada	$20,339	$60,360	$49,541

Latin America	7,311	28,419	8,263

United States	3,501	7,397	7,520

Europe	4,624	7,458	6,332

Corporate development expense	8,461	5,866	4,065

Total exploration and corporate development expense	$44,236	$109,500	$75,721

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $296.1 million in 2013 compared with $271.9 million in 2012 and $261.8 million in 2011. The increase in amortization of property, plant and mine development between 2012 and 2013 was due primarily to the impact of a 2.1% increase in tonnes of ore processed between periods on unit-of-production method amortization and the achievement of commercial production at the Goldex mine's M and E Zones on October 1, 2013. Amortization expense commences once operations are in commercial production.

General and Administrative Expense

General and administrative expense decreased to $115.8 million in 2013 from $119.1 million in 2012 due primarily to a decrease in retirement costs and targeted reductions to salaries and benefits. General and administrative expense amounted to $107.9 million in 2011.

Impairment Loss on Available-for-sale Securities

Impairment loss on available-for-sale securities increased to $34.3 million in 2013 compared with $12.7 million in 2012 and $8.6 million in 2011. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. At the end of each reporting period, the Company evaluates the near-term prospects of the issuers of available-for-sale securities that have fallen into an unrealized loss position in relation

10     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

to the severity and duration of the impairment. Impairment losses are recorded on available-for-sale securities that are determined to be other-than-temporarily impaired.

Provincial Capital Tax

Prior to 2011, provincial capital tax was assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. A provincial capital tax recovery of $1.5 million was recorded in 2013, while provincial capital tax expenses of $4.0 million and $9.2 million were recorded in 2012 and 2011, respectively, all of which were based on government audit assessments received relating to prior years. Provincial capital tax is expected to be nil going forward.

Interest Expense

Interest expense of $58.0 million in 2013 was comparable with $57.9 million in 2012 and $55.0 million in 2011. The table below sets out the components of interest expense:

	2013	2012	2011

	(thousands of United States dollars)
Stand-by fees on credit facilities	$4,946	$3,734	$7,345

Amortization of credit facilities, financing and note issuance costs	3,192	3,432	4,810

Government interest, penalties and other	1,966	4,869	3,078

Interest on credit facilities	1,999	3,460	1,764

Interest on Notes	49,414	43,886	39,067

Interest capitalized to construction in progress	(3,518)	(1,494)	(1,025)

	$57,999	$57,887	$55,039

See Liquidity and Capital Resources – Financing Activities in this MD&A for a discussion of underlying credit facilities and Notes.

Impairment Loss

An impairment loss of $537.2 million was recorded in 2013 compared with nil in 2012 and $907.7 million in 2011.

As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets and goodwill. As a result of the identification of this indicator, the Company evaluated its long-lived assets and goodwill for impairment on an asset group and reporting unit basis, respectively, using updated assumptions and estimates.

AGNICO EAGLE     11
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following impairment losses were recorded as at December 31, 2013 as a result of the impairment evaluation:

	As at December 31, 2013

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value	Impairment Loss (net of tax)

Property, plant and mine development:

Meadowbank mine	$732,499	$(269,269)	$463,230	$(194,511)

Lapa mine	136,766	(67,894)	68,872	(41,687)

	$869,265	$(337,163)	$532,102	$(236,198)

Goodwill:

Meliadine project	$200,064	$(200,064)	$–	$(200,064)

		(537,227)		(436,262)

Estimated fair values for the Meadowbank mine and Lapa mine were calculated by discounting the estimated future net cash flows using discount rates of 6.5% and 5.5% (in nominal terms), respectively, commensurate with their individual estimated levels of risk. These calculations were based on estimates of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, inflation rates of 2.0% and capital, operating and reclamation costs based on updated life-of-mine plans. Average gold recovery rates applied were 92.3% and 78.3% for the Meadowbank mine and Lapa mine, respectively.

Estimated after-tax discounted future net cash flows of reporting units with goodwill were calculated as at December 31, 2013. These calculations were based on estimates of future production levels applying long-term gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, inflation rates of 2.0% and capital, operating and reclamation costs based on updated life-of-mine plans. The average gold recovery rate applied to the Meliadine project was 95.1%. A discount rate of 8.0% was used to calculate the estimated after-tax discounted future net cash flows of the Meliadine project reporting unit, commensurate with its individual estimated level of risk.

In 2012, the Company did not identify any potential indicators of impairment for its long-lived assets and concluded that it did not have any reporting units that were at risk of failing the goodwill impairment test.

As at December 31, 2011, the Company performed a full review of the Meadowbank mine operations and updated the related life-of-mine plan. This review considered the exploration potential of the area, the mineral reserves and resources, the projected operating costs in light of the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, an updated mine plan with a shorter mine life was developed and cash flows calculated, resulting in the following impairment losses being recorded as at December 31, 2011:

	As at December 31, 2011

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value	Impairment Loss (net of tax)

Property, plant and mine development:

Meadowbank mine	$1,670,838	$(907,681)	$763,157	$(644,903)

The estimated fair value of the Meadowbank mine was calculated as at December 31, 2011 by discounting the estimated future net cash flows using a 7.0% discount rate (in nominal terms), commensurate with the estimated level of risk. This calculation was based on estimates of future gold production applying long-term gold prices of $1,250 to $1,553 per ounce (in real terms), foreign exchange rates of US$0.92:C$1.00 to US$0.97:C$1.00, an inflation rate of 2.0%, increased cost estimates based on revised operating levels and an average gold recovery of 92.9%. Future expected operating costs, capital expenditures and asset retirement obligations were based on the updated life-of-mine plan.

12     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and may have a material effect on the Company's consolidated financial statements.

Foreign Currency Translation (Gain) Loss

The Company's operating results and cash flow are significantly impacted by changes in the exchange rate between the US dollar and the Canadian dollar, Euro and Mexican peso as all of the Company's revenues are earned in US dollars while a substantial portion of its operating and capital costs are incurred in Canadian dollars, Euros and Mexican pesos. During the period from January 1, 2011 through December 31, 2013, the daily US dollar (noon) exchange rate as reported by the Bank of Canada has fluctuated between C$0.94 and C$1.07, €0.67 and €0.83 and 11.51 Mexican pesos and 14.37 Mexican pesos per US$1.00.

A foreign currency translation gain of $7.2 million was recorded in 2013 compared with a foreign currency translation loss of $16.3 million in 2012 and a foreign currency translation gain of $1.1 million in 2011. On average, the US dollar strengthened against the Canadian dollar and weakened against the Euro and the Mexican peso in 2013 compared with 2012. The US dollar strengthened against the Canadian dollar and Mexican peso and weakened against the Euro between December 31, 2012 and December 31, 2013. The net foreign currency translation gain in 2013 is due primarily to the translation impact of liabilities denominated in Canadian dollars, offset partially by the translation impact of current assets denominated in Canadian dollars and liabilities denominated in Euros and Mexican pesos.

Income and Mining Taxes Expense (Recovery)

In 2013, the Company recorded income and mining taxes expense of $35.8 million on a loss before income and mining taxes of $370.7 million due primarily to non-deductible permanent differences and a deferred tax charge relating to the enactment of the Special Mining Duty in Mexico, offset partially by the impact of impairment losses on the Meadowbank and Lapa mines. Effective tax rates were 28.5% in 2012 and 26.9% in 2011. In 2012, the effective tax rate of 28.5% was higher than the statutory tax rate of 26.3% due to permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada. In 2011, an income and mining taxes recovery was recorded due to impairment losses on the Meadowbank and Goldex mines.

Liquidity and Capital Resources

At December 31, 2013, the Company's cash and cash equivalents, short-term investments and restricted cash totaled $170.0 million, compared with $332.0 million at December 31, 2012. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $594.2 million at December 31, 2013 from $626.6 million at December 31, 2012.

Operating Activities

Cash provided by operating activities decreased by $257.7 million to $438.3 million in 2013 compared with 2012 due primarily to an 18.1% decrease in the average realized price of gold and a $27.2 million increase in production costs. The decrease in cash provided by operating activities was partially offset by a 5.3% increase in gold production and a $65.3 million decrease in exploration and corporate development expenses between 2012 and 2013. Cash provided by operating activities was $667.2 million in 2011 at an average realized price of gold of $1,573.

Investing Activities

Cash used in investing activities increased to $644.5 million in 2013 from $376.2 million in 2012 due primarily to a $132.2 million increase in capital expenditures, a $73.2 million reduction in net proceeds from the sale of available-for-sale securities and a $57.1 million increase in purchases of available-for-sale securities and warrants between periods. Cash used in investing activities was $760.5 million in 2011, including $163.0 million relating to the November 2011 acquisition of Grayd Resource Corporation.

In 2013, the Company invested cash of $577.8 million in projects and sustaining capital expenditures. Capital expenditures in 2013 included $116.8 million at the La India project, $84.3 million at the LaRonde mine, $83.8 million at the Kittila mine, $76.8 million at the Meadowbank mine, $65.1 million at the Goldex mine, $61.4 million at the Meliadine

AGNICO EAGLE     13
MANAGEMENT'S DISCUSSION AND ANALYSIS

project, $42.8 million at the Pinos Altos mine and $46.8 million at the Lapa mine, the Creston Mascota deposit at Pinos Altos and other projects. The $132.2 million increase in capital expenditures between 2012 and 2013 is mainly attributable to significant construction expenditures incurred in 2013 relating to the La India project and the Goldex mine's M and E Zones. Capitalization of expenditures for the La India project and the Goldex mine's M and E Zones commenced in September 2012 and October 2012, respectively. Capital expenditures to complete the Company's growth initiatives are expected to be funded by cash provided by operating activities and cash on hand.

On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets. On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares.

In 2013, the Company purchased $59.8 million in available-for-sale securities and warrants compared with $2.7 million in 2012 and $91.1 million in 2011. In 2013, the Company received net proceeds of $0.2 million from the sale of available-for-sale securities compared with $73.4 million in 2012 and $9.4 million in 2011. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

Cash provided by financing activities was $48.7 million in 2013 compared with cash used in financing activities of $202.6 million in 2012. The primary driver of the change between periods was a net $170.0 million drawdown on the Credit Facility during 2013, while a net $290.0 million repayment of the Credit Facility during 2012 was partially offset by a $200.0 million Notes issuance.

On October 23, 2013, the Company declared a cash dividend payable on December 16, 2013, marking the 31st consecutive year that the Company has paid a cash dividend. During 2013, the Company paid dividends of $126.3 million compared with $118.1 million in 2012 and $98.4 million in 2011. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remained unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017 and pricing terms were amended. As at December 31, 2013, the Company's outstanding balance under the Credit Facility was $200.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at December 31, 2013. As at December 31, 2013, $998.9 million was available for future drawdown under the Credit Facility.

On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2013, $153.7 million had been drawn under the Letter of Credit Facility.

On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

14     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at December 31, 2013, there were no letters of credit drawn under the EDC Facility.

The Company was in compliance with all covenants contained within the Credit Facility, Letter of Credit Facility, 2012 Notes and 2010 Notes as at December 31, 2013.

The Company issued common shares for gross proceeds of $23.7 million in 2013 attributable to the Company's incentive share purchase plan, employee stock option plan exercises and the dividend re-investment plan. In 2012 and 2011, the Company issued common shares for gross proceeds of $32.7 million and $26.5 million, respectively, attributable primarily to stock option exercises and issuances under the Company's employee share purchase plan.

Agnico Eagle's contractual obligations as at December 31, 2013 are set out below:

Contractual Obligations	Total	2014	2015-2016	2017-2018	Thereafter

	(millions of United States dollars)
Letter of credit obligations	$2.3	$2.1	$–	$–	$0.2

Reclamation obligations(i)	302.2	3.5	3.1	13.8	281.8

Purchase commitments	43.1	13.0	14.2	8.6	7.3

Pension obligations(ii)	5.8	0.1	0.2	0.2	5.3

Capital and operating leases	33.0	14.5	9.8	6.2	2.5

Long-term debt repayment obligations(iii)	1,000.0	–	–	315.0	685.0

Total(iv)	$1,386.4	$33.2	$27.3	$343.8	$982.1

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 – Asset Retirement Obligations and ASC 410-30 – Environmental Obligations. See Note 6(a) to the consolidated financial statements for details.

(ii)
The Company provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan provides pension benefits to certain senior officers equal to 2% of their final three-year average pensionable earnings for each year of service with the Company, less the annual pension payable under the Company's basic defined contribution pension plan. Payments under the Executives Plan are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(iii)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facility, the Company has assumed that the indebtedness will be repaid at its current expiry date.

(iv)
The Company's estimated future cash flows are expected to be sufficient to satisfy the obligations detailed above.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2013 include operating leases of $7.8 million (see Note 13(b) to the consolidated financial statements) and outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $174.3 million of (see Note 12 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

AGNICO EAGLE     15
MANAGEMENT'S DISCUSSION AND ANALYSIS

2014 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2014 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2014:

Amount (millions of United States dollars)

2014 Mandatory Commitments:
Contractual obligations (from table above)	$33.2

Accounts payable and accrued liabilities (as at December 31, 2013)	173.4

Interest payable (as at December 31, 2013)	13.8

Income taxes payable (as at December 31, 2013)	7.5

Total 2014 mandatory expenditure commitments	$227.9

2014 Discretionary Commitments:

Budgeted 2014 capital expenditures	$416.2

Total 2014 discretionary expenditure commitments	$416.2

Total 2014 mandatory and discretionary expenditure commitments	$644.1

2014 Capital Resources:

Cash, cash equivalents and short term investments (as at December 31, 2013)	$141.3

Budgeted 2014 cash provided by operating activities	330.8

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2013)	452.9

Available under the Credit Facility	998.9

Total 2014 Capital Resources	$1,923.9

While the Company believes its capital resources will be sufficient to satisfy all 2014 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to generate sufficient capital resources to satisfy its planned development and growth activities.

Quarterly Results Review

For the Company's detailed 2013 and 2012 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations decreased by 2.7% to $437.2 million in the fourth quarter of 2013 compared with $449.4 million in the fourth quarter of 2012 due primarily to lower sales prices realized on gold and silver, partially offset by a 36.3% increase in payable gold production between periods. Despite the increase in payable gold production between periods, production costs decreased by 2.1% to $237.4 million in the fourth quarter of 2013 compared with $242.4 million in the fourth quarter of 2012 due primarily to operational efficiencies realized at the Meadowbank, LaRonde and Lapa mines. An impairment loss of $537.2 million was recorded in the fourth quarter of 2013 compared with nil in the fourth quarter of 2012. Based on an impairment evaluation of the Company's long-lived assets and goodwill at December 31, 2013, pre-tax impairment losses of $269.2 million, $200.1 million and $67.9 million were recorded relating to the Meadowbank mine, Meliadine project and Lapa mines, respectively. As a result, a net loss of $453.3 million was recorded in the fourth quarter of 2013 compared with net income of $82.8 million in the fourth quarter of 2012.

16     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash provided by operating activities of $135.9 million in the fourth quarter of 2013 compared with $106.0 million in the fourth quarter of 2012 due primarily to a 36.3% increase in gold production, a $7.3 million decrease in exploration and corporate development expenses and a $5.0 million decrease in production costs, partially offset by decreases in the average realized price of gold and silver between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine

In 2014, payable gold production at the LaRonde mine is expected to be approximately 215,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the LaRonde mine is expected to be approximately 248,000 ounces. The commissioning of a cooling plant at the LaRonde mine in the fourth quarter of 2013 is expected to reduce heat and congestion in the lower section of the mine and provides additional flexibility in the mining plan. As a result, production from the deeper areas of the mine is expected to ramp up substantially through 2016. Total cash costs per ounce of gold produced at the LaRonde mine are expected to be approximately $671 in 2014 compared with $763 in 2013, reflecting expectations of higher grades and increased production.

Lapa Mine

In 2014, payable gold production at the Lapa mine is expected to be approximately 80,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Lapa mine is expected to be approximately 67,000 ounces. 2014 and 2015 are the final two years of full production based on the Lapa mine's current life of mine plan with production expected to decline due to lower grades. The Company expects that the Lapa mine will only operate for a portion of 2016. Additional exploration results from the Zulapa Z8 Zone could potentially extend the mine life through 2016. Total cash costs per ounce of gold produced at the Lapa mine are expected to be approximately $850 in 2014 compared with $678 in 2013, reflecting expectations of lower grades and decreased production.

Goldex Mine

In 2014, payable gold production at the Goldex mine is expected to be approximately 80,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Goldex mine is expected to be approximately 90,000 ounces. The Goldex mine achieved commercial production from the M and E Zones in October 2013. Production expectations reflect an expected increase in throughput from 5,500 tonnes per day in the fourth quarter of 2014 to 6,000 tonnes per day in 2015. A portion of the additional throughput is expected to be derived from the proposed development of the satellite MX and E2 Zones. Exploration continues on several other satellite zones, including the deeper D Zone, which has the potential to extend the Goldex mine's life. Total cash costs per ounce of gold produced at the Goldex mine are expected to be approximately $799 in 2014 compared with $782 in 2013.

Meadowbank Mine

In 2014, payable gold production at the Meadowbank mine is expected to be approximately 430,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Meadowbank mine is expected to be approximately 397,000 ounces. In the second half of 2013, higher than expected grades were mined in the Portage and Goose pits, resulting in higher than expected production. A re-interpretation of the Meadowbank mine's block models has resulted in a 16% improvement in expected reserve gold grade to 3.27 grams per tonne. The Company expects to continue to encounter higher grade mineralization in the first half of 2014, which it believes will be a key driver of production for the year. After 2014, production is expected to be driven by higher reserve grades and the ability to maintain throughput levels in excess of 11,000 tonnes per day. Total cash costs per ounce of gold produced at the Meadowbank mine are expected to be approximately $629 in 2014 compared with $774 in 2013.

Kittila Mine

In 2014, payable gold production at the Kittila mine is expected to be approximately 150,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Kittila mine is expected to be approximately 160,000 ounces. Steady production growth is expected at the Kittila mine over the next three years. In 2014, a gradual return to reserve grade is expected once the remaining higher grade portions of the Suuri pit pillar are extracted. The 750 tonnes per day

AGNICO EAGLE     17
MANAGEMENT'S DISCUSSION AND ANALYSIS

mill expansion is expected to increase throughput capacity at the mine to 3,750 tonnes per day and is expected to be completed in mid-2015. Increased mill throughput is expected to offset declines in reserve grade over the next three years. Total cash costs per ounce of gold produced at the Kittila mine are expected to be approximately $759 in 2014 compared with $601 in 2013.

Pinos Altos Mine

In 2014, payable gold production at the Pinos Altos mine is expected to be approximately 145,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Pinos Altos mine is expected to be approximately 160,000 ounces. The Company expects that strong operating performance in 2013 will continue over the next three years, supporting higher mill throughput. The $106.0 million Pinos Altos shaft sinking project remains on schedule for completion in 2015. Total cash costs per ounce of gold produced at the Pinos Altos mine are expected to be approximately $532 in 2014 compared with $412 in 2013, reflecting expectations of decreased production and lower metal prices for the mine's byproducts.

Creston Mascota deposit at Pinos Altos

In 2014, payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 40,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 40,000 ounces. Active leaching at the Creston Mascota deposit at Pinos Altos resumed in March 2013 after a temporary suspension, with production subsequently meeting Company expectations. Lower production is expected over the next three years due to lower anticipated ore grades. Construction on the Phase 3 leach pad is expected to be completed in March 2014. Production is expected to increase in the second half of 2014 as the planned installation of a new agglomerator is expected to increase crushed ore processing capabilities. Total cash costs per ounce of gold produced at the Creston Mascota deposit at Pinos Altos are expected to be approximately $754 in 2014 compared with $485 in 2013, reflecting expectations of lower metal prices for the mine's byproducts.

La India Project

The La India project in Sonora, Mexico, located approximately 79 kilometres from the Company's Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resource Corporation, which included a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013.

Commercial production is expected to be achieved at the La India project in the first quarter of 2014. Pre-commercial production at the La India project in 2013 was 3,180 ounces of gold. In 2014, payable gold production at the La India mine is expected to be approximately 50,000 ounces. Over the 2014 to 2016 period, annual average payable gold production at the La India mine is expected to be approximately 77,000 ounces. Total cash costs per ounce of gold produced at the La India mine are expected to be approximately $743 in 2014.

Growth Summary

With the achievement of commercial production at the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, and the Goldex mine M and E Zones in October 2013, Agnico Eagle has transformed from a one mine operation to a six mine company over the last six years, culminating in record annual payable gold production of 1,099,335 ounces in 2013. As the Company continues its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual payable gold production is expected to increase to approximately 1,275,000 ounces in 2016, representing a 16.0% increase compared with 2013. The Company expects that the main contributors to targeted increases in payable gold production, mineral reserves and mineral resources will include:

  •
  Continued conversion of Agnico Eagle's current mineral resources to mineral reserves

  •
  Increased production from the higher grade orebody in the LaRonde mine extension

  •
  The anticipated achievement of commercial production at the La India project in the first quarter of 2014

  •
  The ramp up of operations at the Goldex mine's M and E Zones, which achieved commercial production on October 1, 2013

18     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2014, the Company expects to continue to generate solid cash flow with payable gold production between 1,175,000 and 1,205,000 ounces, up from 1,099,335 ounces in 2013 due primarily to a full year of operations for the Goldex mine's M and E Zones which achieved commercial production on October 1, 2013, the anticipated achievement of commercial production at the La India project in the first quarter of 2014 and increased production from deeper areas of the LaRonde mine facilitated by the commissioning of a cooling plant in the fourth quarter of 2013.

The table below sets out actual payable production in 2013 and estimated payable production in 2014:

	2014 Estimate	2013 Actual

Gold (ounces)	1,175,000 - 1,205,000	1,099,335

Silver (thousands of ounces)	3,200	4,623

Zinc (tonnes)	7,830	19,814

Copper (tonnes)	5,126	4,835

In 2014, the Company is expecting total cash costs per ounce of gold produced at the LaRonde mine to be $671 compared with $763 in 2013. In calculating estimates of total cash costs per ounce of gold produced for the LaRonde mine, net silver, zinc and copper byproduct revenue is treated as a reduction to production costs. Therefore, production and price assumptions for byproduct metals play an important role in the LaRonde mine's total cash costs per ounce of gold produced estimate due to its significant byproduct production. In addition, the Pinos Altos mine generates significant silver byproduct production. An increase in byproduct metal prices above forecast levels would result in improved total cash costs per ounce of gold produced at these mines.

As production costs at the LaRonde, Lapa, Goldex, and Meadowbank mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and a portion of production costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are denominated in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also impact the total cash costs per ounce of gold produced estimates.

The table below sets out the metal price and exchange rate assumptions used in deriving the estimated 2014 total cash costs per ounce of gold produced (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1, 2014 through March 12, 2014:

	2014 Assumptions	Actual Market Average (January 1, 2014 — March 12, 2014)

Silver (per ounce)	$20.00	$20.48

Zinc (per tonne)	$2,000	$2,043

Copper (per tonne)	$7,100	$7,162

C$/US$ exchange rate (C$)	$1.11	$1.10

Euro/US$ exchange rate (Euros)	€0.74	€0.73

Mexican peso/US$ exchange rate (Mexican pesos)	13.25	13.25

See "Risk Profile — Metal Prices and Foreign Currencies" below in this MD&A for the estimated impact on 2014 total cash costs per ounce of gold produced of a 10% change in assumed metal prices and exchange rates.

Exploration and Corporate Development Expense

In 2014, Agnico Eagle expects to incur expenditures of $53.0 million on minesite, advanced project and greenfield exploration. Exploration expenditures are expected to be focused on Nunavut, Canada (the Meliadine project and IVR

AGNICO EAGLE     19
MANAGEMENT'S DISCUSSION AND ANALYSIS

property, located approximately 50 kilometers northwest of the Meadowbank mine), Quebec, Canada (the Akasaba West Property acquired on January 13, 2014), Mexico (the Tarachi property and La India project) and Finland. These exploration programs are designed to further evaluate deposits that could ultimately supplement the Company's existing production profile. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. When it is determined that a mining property can be economically developed as a result of established mineral reserves, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2014, the Company expects to capitalize $23.0 million on drilling and development related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to decrease to about $92.5 million in 2014 compared with $115.8 million in 2013 due primarily to a lower non-cash Black-Scholes pricing of stock options granted by the Company in 2014. Provincial capital tax expense is expected to be nil in 2014 due to the elimination of the Ontario and Quebec provincial capital taxes in 2010. Amortization of property, plant and mine development is expected to increase to approximately $365.0 million in 2014 compared with $296.1 million in 2013. Interest expense is expected to increase to approximately $59.5 million in 2014 compared with $58.0 million in 2013 due primarily to increased amounts drawn under the Credit Facility. The Company's effective tax rate is expected to be approximately 42.5% in 2014.

Capital Expenditures

Agnico Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $416.0 million in 2014. The Company expects to fund its 2014 capital expenditures through operating cash flow from the sale of its gold production and the associated byproduct metals. Significant components of the expected 2014 capital expenditures program include the following:

  •
  $166.0 million in capitalized development expenditures relating to the Kittila mine ($65.0 million), Meliadine project ($42.0 million), Pinos Altos mine ($29.0 million), LaRonde mine ($13.0 million), Goldex mine ($13.0 million) and the La India mine ($4.0 million);

  •
  $227.0 million in sustaining capital expenditures relating to the LaRonde mine ($68.0 million), Kittila mine ($56.0 million), Meadowbank mine ($34.0 million), Pinos Altos mine ($29.0 million), Lapa mine ($16.0 million), Goldex mine ($16.0 million), the Creston Mascota deposit at Pinos Altos ($6.0 million) and the La India mine ($2.0 million); and

  •
  $23.0 million in capitalized drilling expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash requirements.

All-in Sustaining Costs per Ounce of Gold Produced

In 2013, all-in sustaining costs per ounce of gold produced was calculated as the aggregate of total cash costs per ounce of gold produced and sustaining capital expenditures, exploration and corporate development expenses (excluding greenfield exploration) and general and administrative expenses (net of stock options) per ounce of gold produced.

Based on the recommendations of the World Gold Council in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014 as the aggregate of total cash costs per ounce of gold produced and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses per ounce of gold produced. All-in sustaining costs per ounce of gold produced are expected to be approximately $990 in 2014.

Risk Profile

The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

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           MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Risk Factors" in the AIF.

Metal Prices and Foreign Currencies

Agnico Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates. For the purpose of the sensitivities detailed in the table below, Agnico Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $1,200 per ounce;

  •
  Silver — $20 per ounce;

  •
  Zinc — $2,000 per tonne;

  •
  Copper — $7,100 per tonne;

  •
  Canadian dollar/US dollar — C$1.11 per $1.00;

  •
  Euro/US dollar — €0.74 per $1.00; and

  •
  Mexican peso/US dollar — 13.25 Mexican pesos per $1.00.

Changes in the market price of gold can be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals can be attributed to factors such as demand and global mine production levels. Changes in exchange rates can be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2013, the ranges of metal prices and exchange rates were as follows:

  •
  Gold: $1,181 — $1,696 per ounce, averaging $1,411 per ounce;

  •
  Silver: $18 — $32 per ounce, averaging $24 per ounce;

  •
  Zinc: $1,784 — $2,187 per tonne, averaging $1,909 per tonne;

  •
  Copper: $6,637 — $8,267 per tonne, averaging $7,325 per tonne;

  •
  Canadian dollar/US dollar: C$0.98 — C$1.07 per $1.00, averaging C$1.03 per $1.00;

  •
  Euro/US dollar: €0.72 — €0.78 per $1.00, averaging €0.75 per $1.00; and

  •
  Mexican peso/US dollar: 11.94 — 13.47 Mexican pesos per $1.00, averaging 12.77 Mexican pesos per $1.00.

The following table sets out the estimated impact on 2014 total cash costs per ounce of gold produced of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and the 2013 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2014.

Changes in variable	Impact on Total Cash Costs per Ounce of Gold Produced

10% Silver	$ 6

10% Zinc	$ 1

10% Copper	$ 3

10% Canadian dollar/US dollar	$56

10% Euro/US dollar	$14

10% Mexican peso/US dollar	$ 5

In order to mitigate the impact of fluctuating byproduct metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is

AGNICO EAGLE     21
MANAGEMENT'S DISCUSSION AND ANALYSIS

not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and byproduct metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum byproduct metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized byproduct metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative strategy includes the use of purchased puts, sold calls, collars and forwards. The Company's policy does not allow speculative trading.

Cost Inputs

The Company also considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2013, the Company had drawn down $200.0 million on the Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2013, short-term investments amounted to $2.2 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, collars and forwards.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates – Financial Instruments" in this MD&A.

Operational Risk

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of such events and circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries

22     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's gold production and operating margin has diversified over the last six years, reflecting the transition from one mine to six mines at the end of 2013. However, the Meadowbank mine accounted for approximately 39.2% of the Company's payable gold production in 2013, and is expected to continue to account for a significant portion of payable gold production in future years.

The following table sets out estimated 2014 payable gold production by mine:

	Estimated Payable Gold Production (Ounces)	Estimated Payable Gold Production (%)

LaRonde mine	215,000	18

Lapa mine	80,000	7

Goldex mine	80,000	7

Meadowbank mine	430,000	36

Kittila mine	150,000	13

Pinos Altos mine	145,000	12

Creston Mascota deposit at Pinos Altos	40,000	3

La India mine	50,000	4

Total	1,190,000	100

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from estimates. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

The Company's payable gold production may fall below estimated levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be reduced if, during the course of mining or processing, unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The Company has failed to meet payable gold production forecasts in the past due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. In 2011, payable gold production was 985,460 ounces, significantly below estimates due primarily to the unexpected suspension of mining operations and payable gold production at the Goldex mine on October 19, 2011, a temporary production disruption at the Meadowbank mine due to a fire in its kitchen facilities, and lower than expected grades and throughput at the LaRonde mine. Although actual payable gold production of 1,043,811 ounces exceeded estimates in 2012, a movement of leached ore from the upper lifts of the Creston Mascota deposit at Pinos Altos phase one leach pad suggested that the integrity of the phase one leach pad liner had been compromised and caused the suspension of active leaching in the fourth quarter of 2012. Although actual payable gold production of 1,099,335 ounces exceeded the estimate of 1,060,000 ounces in 2013, the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos continued through March 13, 2013 before operations resumed. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

AGNICO EAGLE     23
MANAGEMENT'S DISCUSSION AND ANALYSIS

The LaRonde mine extension is one of the deepest operations in the Western Hemisphere, with an expected maximum depth of over 3 kilometers. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. In 2012, challenges associated with heat and congestion in the LaRonde mine extension caused a delay in the expected ramp up in gold production. Although a new cooling plant began operating in December 2013, the depth of the operations could continue to pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to record a material impairment loss on its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular reporting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company's operations include a mine in Finland and a mine in northern Mexico. A second project in northern Mexico, known as the La India project, is expected to achieve commercial production in the first quarter of 2014. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometers north of Baker Lake. Though the Company built a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

24     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P"). The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2013. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2014 were exercised:

Common shares outstanding at March 12, 2014	174,233,738

Employee stock options	12,576,810

186,810,548

Governance

Agnico Eagle's Sustainable Development Policy, approved by the Board of Directors in 2012, formally outlines the guiding principles and commitments to be upheld by the Company. The Sustainable Development Policy is based on four fundamental values of sustainable development at Agnico Eagle: respect for our employees; protection of the environment; safe operations; and respect for our communities.

Sustainable Development Management

In 2013, the Company continued the process of introducing sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure plans. This integration will lead to employees taking greater ownership towards the achievement of responsible mining practices.

This process will be completed through the development and implementation of a formal Health, Safety and Environmental Management System, termed the Responsible Mining Management System ("RMMS"). The aim of the RMMS is to further promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS documentation will be supported by the software Intelex, which is widely used in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System.

The RMMS will incorporate the Company's commitments as a signatory to the International Cyanide Management Code (the "Cyanide Code"). Agnico Eagle became a signatory to the Cyanide Code in September 2011 and is seeking to have the Kittila, Pinos Altos and Meadowbank mines audited and certified under the Cyanide Code by an independent third party within the three year deadline. Internal audits have been performed at each of these mines and action plans to resolve identified gaps in procedures are being implemented prior to the external audit.

The RMMS will also integrate the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, Agnico Eagle became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management;

AGNICO EAGLE     25
MANAGEMENT'S DISCUSSION AND ANALYSIS

energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach. In 2013, the Company conducted an internal TSM Initiative analysis and program implementation at all of its divisions and will undergo a program internal audit in 2014.

Employee Health and Safety

Agnico Eagle's overall health and safety performance improved during 2013. A combined lost-time accident frequency rate of 1.7 was achieved, a 30% reduction from 2012 and substantially below the target rate of 2.8. This is the best lost-time accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to all employees during 2013.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across the Company to strengthen the risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2013, the Quebec Mining Association ("AMQ") acknowledged Agnico Eagle's strong performance in this area, recognizing 24 Agnico Eagle supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000, 100,000 and 150,000 hours supervised without a lost-time accident.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In Mexico, the Company's emergency response team was called by local authorities on several occasions to help in emergency situations outside the minesite. In 2013, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements.

The Pinos Altos mine won the Silver Helmet award at the 2013 Annual Safety Contest of the Mexican Chamber of Mines, for maintaining the best safety statistics for underground mines in Mexico with more than 500 workers during 2012. In 2013 the Pinos Altos Mine Rescue Team won the "Underground Mine Rescue" and the "BG-4 Breathing Apparatus" events during the 2013 National Mexican Mine Rescue Competition.

In May 2013, personnel from five of Quebec mines competed in mine rescue competitions. The Goldex Mine Rescue team won for their second time the Provincial Mine Rescue competition. They also took home trophies for "Best operating team" and "Best performance during the mission".

Community

The Company's ultimate goal, at each of its operations worldwide, is to hire as much as possible of its workforce, including management teams, directly from the local region in which the operation is located. In 2013 the overall company average for local hiring was 81%. The Company believes that providing employment is one of its most significant contributions it can make to the communities in which it operates.

Agnico Eagle also works closely with neighboring communities to develop alternative employment and business opportunities to help diversify local economies. For example, at the Pinos Altos mine in Mexico, the Company helped a group of local women start up a sewing cooperative to help fill the demand for clothing manufacturing from both the local mining industry and surrounding communities. The success of the clothing cooperative in Mexico led to the development of a similar program in Arviat, Nunavut. The Meadowbank mine has teamed up with the Arviat Kiluk sewing workshop, which will provide the Meadowbank mine with a range of commercial sewing services, including sewing repairs and work-wear. The Arviat Kiluk will also design and produce new promotional products with Agnico Eagle's logo, including sealskin vests, mitts and computer bags.

In 2012, the Company began a substantial three-year investment in an educational program known as Mining Matters' Aboriginal Education and Outreach Programs in the Kivalliq region of Nunavut. The goal of the program is to show young people that there are interesting jobs and careers for them in the north, and that the mining industry can be a key source of these opportunities.

In 2013, with the support of the Kivalliq Mine Training Society, the Meadowbank team has developed a unique upward mobility training program for Inuit employees. This program provides training and career path opportunities for Inuit with

26     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

limited education and work experience in the area of heavy equipment operators, mill operators and site services. Skills acquired through the program are easily transferable to other sectors of the Nunavut economy.

For the sixth year in a row, the Pinos Altos mine was certified as a Socially Responsible Company by the Mexican Centre for Philanthropy (Centro Mexicano para la Filantropía) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial en México). This certification recognizes the excellence of the social responsibility practices at the Pinos Altos mine. Agnico Eagle Mexico was also recognized by the Canadian Chamber of Commerce in Mexico with the 2013 Outstanding Business Award (COBA) for Corporate Social Responsibility.

The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine, including the establishment of a local sewing cooperative and donating material for the construction of new classrooms or for the repair of existing classrooms.

Environment

In 2013, three notices of infraction were received by the Company. Two of the notices of infraction were of an administrative nature, while the third involves an ongoing investigation relating to a seepage event from a waste rock pile.

The Kittila mine received an updated environmental permit in July 2013 and is appealing some of the requirements included in the permit. In 2013, construction was completed on the road between the community of Rankin Inlet and the Meliadine project. A Draft Environmental Impact Statement for the Meliadine project was prepared and submitted to the Nunavut Impact Review Board in January 2013.

The Creston Mascota deposit at Pinos Altos was audited in 2013 to obtain certification as an Industria Limpia (Clean Industry) by La Procuraduría Federal de Protección al Ambiente (the federal environmental protection agency in Mexico). This certification recognizes excellence in environmental management and has previously also been received by the Pinos Altos mine.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, deferred tax assets and liabilities, mining properties, goodwill and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the mining of the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

Agnico Eagle records amortization on mine development costs used in commercial production on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves. Plant and equipment is amortized on a straight-line basis over its specifically identified useful life.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

AGNICO EAGLE     27
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable mineral reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable mineral reserves is based on results of final feasibility studies that indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the methodology described above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mines and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

Business combinations are accounted for using the purchase method whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. Goodwill is not amortized.

The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to each reporting unit's carrying amount. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Revenue Recognition

Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of asset retirement obligations ("AROs") at each of its mineral properties to reflect events, changes in circumstances and new information

28     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the AROs. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to income, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset.

AROs arise from the acquisition, development, construction and operation of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERL fair value is measured by discounting the expected related cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ERL. Any change in the fair value of ERLs results in a corresponding charge or credit to income. Upon settlement of an ERL, Agnico Eagle records a gain or loss if the actual cost differs from the carrying amount of the ERL. Settlement gains/losses are recorded in income.

Other environmental remediation costs that are not AROs or ERLs as defined by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 410-20 – Asset Retirement Obligations and 410-30 – Environmental Obligations, respectively, are expensed as incurred.

Income and Mining Taxes

Agnico Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the temporary differences are expected to reverse.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than fifty percent likelihood of being ultimately realized upon settlement.

Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense. The Company adjusts these mineral reserves in light of changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate

AGNICO EAGLE     29
MANAGEMENT'S DISCUSSION AND ANALYSIS

assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Financial Instruments

Agnico Eagle uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. Agnico Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in shareholders' equity as a component of accumulated other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on the exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share.

Commercial Production

The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventories or expensed, except for sustaining capital costs related to mining properties, plant and equipment or mine development.

Stripping Costs

Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (iii) and (vi) of the "Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine" section of this MD&A for a discussion of stripping costs with regards to "total cash costs per ounce of gold produced".

Recently Issued Accounting Pronouncements and Developments

Under Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. Agnico Eagle has evaluated newly issued accounting standards that have not yet been adopted and does not expect them to significantly impact the Company's consolidated financial statements.

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           MANAGEMENT'S DISCUSSION AND ANALYSIS

International Financial Reporting Standards

As permitted by both the SEC in the United States and the Canadian Securities Administrators ("CSA") in Canada, Agnico Eagle currently prepares and files its consolidated financial statements in accordance with US GAAP. Generally accepted accounting principles for Canadian publicly accountable enterprises became International Financial Reporting Standards ("IFRS") in 2011 and the SEC now accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle has decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

The Company has commenced the process of converting its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS.

The adoption of IFRS may require the Company to make changes in accounting policies that may have an impact on its reported financial position and results of operations. Where accounting policy alternatives are available, Agnico Eagle's primary objective will be the selection of IFRS accounting policies that provide meaningful and transparent information to shareholders.

The Company has developed a detailed IFRS conversion plan which includes the following three phases and the key activities to be performed in each phase:

  •
  Assessment phase:  During this now completed phase, the Company established a steering committee and IFRS working group, developed a detailed project plan, designed and implemented internal controls over the IFRS conversion plan and evaluated the high level differences between US GAAP and IFRS that may have an impact on the Company.

  •
  Impact analysis and design phase:  This phase involves the detailed analysis and quantification of the differences between Agnico Eagle's accounting policies under US GAAP and IFRS, the selection of IFRS accounting policies, the assessment of the impact on financial information systems and the development of a strategy for capturing IFRS comparative financial information, the incorporation of IFRS accounting policy and process changes into the Company's internal controls, the assessment of contractual arrangements and budgeting processes for IFRS conversion impacts and the provision of technical training to key finance and other personnel. This phase is in process and is expected to be completed during the second quarter of 2014.

  •
  Implementation phase:  This phase involves the implementation of changes to the Company's accounting policies and business processes as identified through the impact analysis and design phase and the revision of the Company's Accounting Policies and Procedures Manual to reflect these changes. The implementation phase will culminate in the preparation of IFRS consolidated financial statements including first-time adoption reconciliations from US GAAP in the third quarter of 2014.

Significant identified differences between US GAAP and IFRS and available IFRS accounting policy choices that may have an impact on the Company's consolidated financial statements are outlined below. These differences should not be regarded as a complete list of changes that will result from the transition to IFRS, rather they encompass management's high level evaluation of significant differences between US GAAP and IFRS and available IFRS accounting policy choices as they currently exist. At this stage in the IFRS conversion plan, the Company has not quantified the anticipated impact of these differences on our consolidated financial statements nor has the Company selected the IFRS accounting policies it will adopt.

First-time adoption of IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that IFRS effective at the end of an entity's first IFRS reporting period be applied retrospectively, with specific mandatory exceptions and certain optional exemptions. In accordance with its IFRS conversion plan, Agnico Eagle's first IFRS reporting period will be the third quarter of 2014.

Impairment

Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset's expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. US GAAP does not permit the reversal of impairment losses.

AGNICO EAGLE     31
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under IFRS, IAS 36 Impairment of Assets ("IAS 36") prescribes a one-step approach for asset impairment testing and measurement whereby an asset's recoverable amount is compared directly against its recorded carrying amount. Under IAS 36, an asset's recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset's recoverable amount is less than the recorded carrying amount, an impairment charge is required. IAS 36 also requires the reversal of previously recorded impairment losses where circumstances have changed such that the impairments have been reduced.

The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. However, the impact of any additional asset impairments recorded under IFRS may be partially offset by the requirement to reverse previously recorded impairment losses where circumstances have changed.

Production stripping costs

Under US GAAP, the cost of removing overburden and waste materials to expose ore and access mineral deposits for extraction during the production phase of a surface mine ("production stripping costs") are accounted for as production costs and are included in the cost of the inventory produced during the period in which the stripping costs are incurred.

Under IFRS, IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") requires that production stripping costs relating to improved access to ore be capitalized as part of a non-current stripping activity asset if probable future economic benefits will be realized, the costs can be reliably measured and the component of an ore body for which access has been improved can be identified. To the extent that ore is extracted and inventory is produced in the current period, IFRIC 20 instead prescribes that production stripping costs be accounted for as part of the cost of the inventory produced.

The difference in approach to accounting for production stripping costs will result in a decrease in direct production costs and an increase in amortization expense relating to the recognition of non-current stripping activity assets under IFRS.

Exploration and evaluation

Under US GAAP, the Company accounts for exploration and evaluation ("E&E") expenditures as current period operating expenses until it is determined that a mining property can be economically developed as a result of established proven and probable reserves. Once proven and probable reserves are established based on the results of a final feasibility study, the costs of drilling and development to further delineate the ore body are capitalized.

IFRS 6 Exploration for and Evaluation of Mineral Resources ("IFRS 6") provides guidance related to expenditures incurred during the E&E phase. IFRS 6 requires entities to select and consistently apply an accounting policy that specifies which expenditures are capitalized as E&E assets. However, IFRS 6 provides no specific guidance as to when E&E expenditures are to be capitalized.

Agnico Eagle is in the process of defining the E&E phase within the context of IFRS 6 and developing an accounting policy that outlines the point at which specific types of E&E expenditures will be capitalized.

Revenue Recognition

Revenue recognition criteria under IAS 18 Revenue ("IAS 18") include the probability that economic benefits associated with the transaction will flow to the entity and that the revenue can be measured reliably. The Company does not expect that the point at which it recognizes revenue will change under IFRS.

Property, Plant and Equipment

Under IFRS, IAS 16 Property, Plant and Equipment requires the separate identification and measurement of significant individual components of property, plant and equipment, with individual components depreciated based on their individual useful lives. The Company identified significant individual components of property, plant and equipment under US GAAP in 2013 and will assess whether an adjustment relating to the retrospective application and depreciation of these components is required to its opening January 1, 2013 balance sheet under IFRS.

Mineral Reserve Data

Information with respect to the Company's mineral reserves has been approved by Daniel Doucet, P.Eng., Corporate Director, Reserve Development, a "qualified person" under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

32     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A as at December 31, 2013 are $1,200 per ounce gold, $18.00 per ounce silver, $0.82 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and exchange rates of C$1.03 per US$1.00, €0.76 per US$1.00 and 12.75 Mexican pesos per $1.00. The assumptions used for mineral reserve estimates as at December 31, 2012 were based on three-year average prices. The Company applied assumptions below the preceding three-year average for its December 31, 2013 mineral reserve estimates to reflect a lower commodity price environment.

Proven and Probable Mineral Reserves by Property(i)	Tonnes	Grade (Grams per Tonne)	Contained Gold (Ounces)(ii)

Proven Reserves

LaRonde mine	5,978,000	3.48	668,000

Lapa mine	1,011,000	5.99	195,000

Goldex mine	119,000	1.52	6,000

Meadowbank mine	1,128,000	2.88	104,000

Meliadine project	34,000	7.31	8,000

Kittila mine	1,104,000	4.27	151,000

Pinos Altos mine (includes the Creston Mascota deposit at Pinos Altos)	1,966,000	2.54	161,000

La India project	228,000	0.64	5,000

Total Proven Reserves	11,568,000	3.49	1,298,000

Probable Reserves

LaRonde mine	18,149,000	5.50	3,212,000

Lapa mine	456,000	5.92	87,000

Goldex mine	7,485,000	1.52	367,000

Meadowbank mine	15,692,000	3.26	1,647,000

Meliadine project	11,943,000	7.38	2,833,000

Kittila mine	30,520,000	4.65	4,563,000

Pinos Altos mine (includes the Creston Mascota deposit at Pinos Altos)	26,738,000	2.45	2,105,000

La India project	26,868,000	0.87	753,000

Total Probable Reserves	137,850,000	3.51	15,567,000

Total Proven and Probable Mineral Reserves	149,418,000	3.51	16,865,000

Notes:

(i)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in: the AIF under the caption "Information on Mineral Reserves and Mineral Resources of the Company"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the December 31, 2009 Mineral Reserve and Mineral Resource Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 8, 2011; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with Canadian securities regulatory authorities on SEDAR on December 5, 2011 and the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012.

(ii)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserves.

AGNICO EAGLE     33
MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-US GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-US GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Adjusted Net Income

Adjusted net income is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Years Ended December 31,

	2013	2012	2011

Net income (loss) for the year attributed to common shareholders	$(406,526)	$310,916	$(568,895)

Impairment loss on available-for-sale securities	34,272	12,732	8,569

Foreign currency translation (gain) loss	(7,188)	16,320	(1,082)

Stock options expense	25,008	33,792	42,594

Impairment loss (net of tax)	436,262	–	648,003

Loss on Goldex mine (net of tax)	–	–	197,285

Deferred tax charges (net)	47,194	–	(2,064)

Other	24,707	(2,077)	9,711

Adjusted net income for the year attributed to common shareholders	$153,729	$371,683	$334,121

Net income (loss) per share – basic	$(2.35)	$1.82	$(3.36)

Net income (loss) per share – diluted	$(2.35)	$1.81	$(3.36)

Adjusted net income per share – basic	$0.89	$2.17	$1.97

Adjusted net income per share – diluted	$0.89	$2.17	$1.97

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP generally accepted industry measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Total cash costs per ounce of gold produced is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in

34     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

The following tables provide a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in the consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP.

Total Production Costs by Mine

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars)
Production costs per the consolidated statements of income (loss)	$924,927	$897,712	$876,078

LaRonde mine	229,911	225,647	209,947

Lapa mine	69,532	73,376	68,599

Goldex mine	13,172	–	56,939

Meadowbank mine	363,894	347,710	284,502

Kittila mine(i)	80,287	98,037	110,477

Pinos Altos mine	130,129	128,618	131,044

Creston Mascota deposit at Pinos Altos(ii)	16,726	17,885	14,570

Total	$903,651	$891,273	$876,078

AGNICO EAGLE     35
MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine

LaRonde Mine – Total Cash Costs per Ounce of Gold Produced(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$229,911	$225,647	$209,947

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(82,057)	(131,750)	(194,000)

Inventory and other adjustments(iv)	(7,123)	107	(2,309)

Non-cash reclamation provision	(2,122)	(2,422)	(4,062)

Cash operating costs	$138,609	$91,582	$9,576

Gold production (ounces)	181,781	160,875	124,173

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$763	$569	$77

Lapa Mine – Total Cash Costs per Ounce of Gold Produced(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$69,532	$73,376	$68,599

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	376	513	663

Inventory and other adjustments(iv)	(1,504)	(71)	631

Non-cash reclamation provision	(67)	191	(348)

Cash operating costs	$68,337	$74,009	$69,545

Gold production (ounces)	100,730	106,191	107,068

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$678	$697	$650

Goldex Mine – Total Cash Costs per Ounce of Gold Produced(iii)(v)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$13,172	$–	$56,939

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	26	–	395

Inventory and other adjustments(iv)	1,896	–	(2,778)

Non-cash reclamation provision	–	–	(173)

Cash operating costs	$15,094	$–	$54,383

Gold production (ounces)	19,305	–	135,478

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$782	$–	$401

36     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Meadowbank Mine – Total Cash Costs per Ounce of Gold Produced(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$363,894	$347,710	$284,502

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(1,471)	(1,651)	(546)

Inventory and other adjustments(iv)	(5,471)	4,582	(1,670)

Non-cash reclamation provision	(1,538)	(1,611)	(1,679)

Stripping costs(vi)	(22,305)	(14,806)	(9,746)

Cash operating costs	$333,109	$334,224	$270,861

Gold production (ounces)	430,613	366,030	270,801

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$774	$913	$1,000

Kittila Mine – Total Cash Costs per Ounce of Gold Produced(i)(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$80,287	$98,037	$110,477

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	281	391	152

Inventory and other adjustments(iv)	4,561	1,564	(1,267)

Non-cash reclamation provision	(435)	(551)	(206)

Stripping costs(vi)	–	–	(3,018)

Cash operating costs	$84,694	$99,441	$106,138

Gold production (ounces)	141,032	175,878	143,560

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$601	$565	$739

AGNICO EAGLE     37
MANAGEMENT'S DISCUSSION AND ANALYSIS

Pinos Altos Mine – Total Cash Costs per Ounce of Gold Produced(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$130,129	$128,618	$131,044

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(48,417)	(67,720)	(60,091)

Inventory and other adjustments(iv)	(884)	2,718	1,420

Non-cash reclamation provision	(297)	(205)	(907)

Stripping costs(vi)	(5,581)	(12,762)	(24,260)

Cash operating costs	$74,950	$50,649	$47,206

Gold production (ounces)	181,773	183,662	166,158

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$412	$276	$284

Creston Mascota deposit at Pinos Altos – Total Cash Costs per Ounce of Gold Produced(ii)(iii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$16,726	$17,885	$14,570

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(520)	(1,758)	(562)

Inventory and other adjustments(iv)	517	(60)	451

Non-cash reclamation provision	(108)	(559)	(465)

Stripping costs(vi)	(1,052)	–	–

Cash operating costs	$15,563	$15,508	$13,994

Gold production (ounces)	32,120	47,615	38,222

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$485	$326	$366

38     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011

		(thousands of United States dollars, except as noted)
Production costs		$229,911		$225,647		$209,947

Adjustments:

Inventory adjustment(viii)		(6,259)		984		(22)

Non-cash reclamation provision		(2,122)		(2,421)		(4,062)

Minesite operating costs		$221,530		$224,210		$205,863

Minesite operating costs (thousands of C$)	C$	228,654	C$	225,159	C$	202,957

Tonnes of ore milled (thousands of tonnes)		2,319		2,359		2,406

Minesite costs per tonne (C$)(vii)	C$	99	C$	95	C$	84

Lapa Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011

		(thousands of United States dollars, except as noted)
Production costs		$69,532		$73,376		$68,599

Adjustments:

Inventory adjustment(viii)		(1,217)		54		1,071

Non-cash reclamation provision		(67)		191		(348)

Minesite operating costs		$68,248		$73,621		$69,322

Minesite operating costs (thousands of C$)	C$	70,621	C$	73,813	C$	68,403

Tonnes of ore milled (thousands of tonnes)		641		641		621

Minesite costs per tonne (C$)(vii)	C$	110	C$	115	C$	110

Goldex Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011

		(thousands of United States dollars, except as noted)
Production costs		$13,172		$–		$56,939

Adjustments:

Inventory adjustment(viii)		1,896		–		(2,407)

Non-cash reclamation provision		–		–		(173)

Minesite operating costs		$15,068		$–		$54,359

Minesite operating costs (thousands of C$)	C$	15,798	C$	–	C$	53,208

Tonnes of ore milled (thousands of tonnes)		492		–		2,477

Minesite costs per tonne (C$)(vii)	C$	32	C$	–	C$	21

AGNICO EAGLE     39
MANAGEMENT'S DISCUSSION AND ANALYSIS

Meadowbank Mine – Minesite Costs per Tonne(vii)		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011

		(thousands of United States dollars, except as noted)
Production costs		$363,894		$347,710		$284,502

Adjustments:

Inventory adjustment(viii)		(5,220)		4,407		253

Non-cash reclamation provision		(1,538)		(1,610)		(1,679)

Stripping costs(vi)		(22,305)		(14,806)		(9,746)

Minesite operating costs		$334,831		$335,701		$273,330

Minesite operating costs (thousands of C$)	C$	343,147	C$	336,431	C$	272,157

Tonnes of ore milled (thousands of tonnes)		4,143		3,821		2,978

Minesite costs per tonne (C$)(vii)	C$	83	C$	88	C$	91

Kittila Mine – Minesite Costs per Tonne(i)(vii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$80,287	$98,037	$110,477

Adjustments:

Inventory adjustment(viii)	4,561	1,569	(1,324)

Non-cash reclamation provision	(435)	(551)	(206)

Stripping costs(vi)	–	–	(3,018)

Minesite operating costs	$84,413	$99,055	$105,929

Minesite operating costs (thousands of €)	€64,102	€75,305	€76,817

Tonnes of ore milled (thousands of tonnes)	882	1,090	1,031

Minesite costs per tonne (€)(vii)	€73	€69	€75

Pinos Altos Mine – Minesite Costs per Tonne(vii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$130,129	$128,618	$131,044

Adjustments:

Inventory adjustment(viii)	(821)	2,815	146

Non-cash reclamation provision	(297)	(205)	(907)

Stripping costs(vi)	(5,581)	(12,762)	(24,260)

Minesite operating costs	$123,430	$118,466	$106,023

Tonnes of ore processed (thousands of tonnes)	2,725	2,862	2,956

Minesite costs per tonne (US$)(vii)	$45	$41	$36

40     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Creston Mascota deposit at Pinos Altos – Minesite Costs per Tonne(ii)(vii)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

	(thousands of United States dollars, except as noted)
Production costs	$16,726	$17,885	$14,570

Adjustments:

Inventory adjustment(viii)	515	(60)	(315)

Non-cash reclamation provision	(108)	(559)	(465)

Stripping costs(vi)	(1,052)	–	–

Minesite operating costs	$16,081	$17,266	$13,790

Tonnes of ore processed (thousands of tonnes)	1,024	1,454	1,553

Minesite costs per tonne (US$)(vii)	$16	$12	$9

Notes:

(i)
Excludes the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(ii)
Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 and the fourth quarter of 2012 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 and $6,439,000 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(v)
Excludes the Goldex mine's results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine's M and E Zones during the third quarter of 2013. 2011 results relate to the Goldex mine's GEZ prior to the indefinite suspension of operations there on October 19, 2011 due to geotechnical concerns.

(vi)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(vii)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(viii)
This inventory adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced, calculated beginning in 2013, is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

AGNICO EAGLE     41
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for 2013.

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2013

Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$924,927

Adjusted production costs (thousands of United States dollars)(i)(ii)	$903,651

Adjusted gold production (ounces)(i)(ii)(iii)	1,087,354

Adjusted production costs(i)(ii)(iii)	$831

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(121)

Inventory and other adjustments(iv)	(7)

Non-cash reclamation provision	(4)

Stripping costs(v)	(27)

Total cash costs per ounce of gold produced(vi)	672

Adjustments:

Sustaining capital expenditures	184

Exploration and corporate development expenses (excluding greenfield exploration)	14

General and administrative expenses (net of stock options)	82

All-in sustaining costs per ounce of gold produced	$952

Notes:

(i)
Excludes the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs and produced 5,389 ounces of gold during the second quarter of 2013, which was excluded from the calculation of total cash costs per ounce of gold produced.

(ii)
Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013 as a result of an unexpected movement of leached ore at the Phase One leach pad. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 in production costs and produced 1,907 ounces of gold during the first quarter of 2013, which was excluded from the calculation of total cash costs per ounce of gold produced.

(iii)
Excludes the Goldex mine's results for the third quarter of 2013 and the La India project's results for the fourth quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine's M and E Zones during the third quarter of 2013. Initial non-commercial payable gold production of 3,180 ounces was achieved at the La India project during the fourth quarter of 2013.

(iv)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(v)
The Company reports total cash costs per ounce of gold produced using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced to the Company's peers within the mining industry.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

42     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	Total 2013

Operating margin(i):

Revenues from mining operations	$420,422	$336,424	$444,320	$437,240	$1,638,406

Production costs	230,053	225,951	231,535	237,388	924,927

Total operating margin(i)	190,369	110,473	212,785	199,852	713,479

Operating margin(i) by mine:

LaRonde mine	33,295	14,372	26,136	26,186	99,989

Lapa mine	21,788	16,643	15,859	17,345	71,635

Goldex mine(ii)	–	–	–	8,246	8,246

Meadowbank mine	36,503	32,382	82,906	75,788	227,579

Kittila mine	44,956	(112)	39,019	27,414	111,277

Pinos Altos mine	56,038	41,708	38,464	36,864	173,074

Creston Mascota deposit at Pinos Altos	(2,211)	5,480	10,401	8,009	21,679

Total operating margin(i)	190,369	110,473	212,785	199,852	713,479

Amortization of property, plant and mine development	70,071	70,128	76,054	79,825	296,078

Impairment loss	–	–	–	537,227	537,227

Exploration, corporate and other	71,690	63,805	57,940	57,421	250,856

Income (loss) before income and mining taxes	48,608	(23,460)	78,791	(474,621)	(370,682)

Income and mining taxes expense (recovery)	24,749	920	31,480	(21,305)	35,844

Net income (loss) for the period	$23,859	$(24,380)	$47,311	$(453,316)	$(406,526)

Net income (loss) per share – basic (US$)	$0.14	$(0.14)	$0.27	$(2.61)	$(2.35)

Net income (loss) per share – diluted (US$)	$0.14	$(0.14)	$0.27	$(2.61)	$(2.35)

Cash flows:

Cash provided by operating activities	$146,072	$75,298	$80,982	$135,944	$438,296

Cash used in investing activities	$(141,479)	$(218,282)	$(145,629)	$(139,083)	$(644,473)

Cash (used in) provided by financing activities	$(69,504)	$18,677	$68,745	$30,811	$48,729

Realized prices (US$):

Gold (per ounce)	$1,611	$1,336	$1,333	$1,244	$1,366

Silver (per ounce)	$29	$19	$22	$20	$22

Zinc (per tonne)	$2,002	$1,753	$1,874	$1,958	$1,907

Copper (per tonne)	$7,570	$6,551	$7,330	$7,275	$7,160

AGNICO EAGLE     43
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable production(iii):
Gold (ounces):

LaRonde mine	39,073	46,119	45,253	51,336	181,781

Lapa mine	26,868	23,178	24,361	26,323	100,730

Goldex mine(ii)	–	–	1,505	19,305	20,810

Meadowbank mine	81,818	91,873	133,489	123,433	430,613

Kittila mine	43,145	5,389	56,177	41,710	146,421

Pinos Altos mine	44,164	47,383	43,736	46,490	181,773

Creston Mascota deposit at Pinos Altos	1,907	10,147	11,307	10,666	34,027

La India project(iv)	–	–	–	3,180	3,180

Total gold (ounces)	236,975	224,089	315,828	322,443	1,099,335

Silver (thousands of ounces):

LaRonde mine	611	424	571	496	2,102

Meadowbank mine	22	23	26	29	100

Kittila mine	2	–	2	2	6

Pinos Altos mine	613	605	600	548	2,366

Creston Mascota deposit at Pinos Altos	3	14	14	15	46

La India project(iv)	–	–	–	3	3

Total silver (thousands of ounces)	1,251	1,066	1,213	1,093	4,623

Zinc (tonnes)	8,239	3,455	3,648	4,472	19,814

Copper (tonnes)	1,082	1,280	1,241	1,232	4,835

Payable metal sold:

Gold (ounces):

LaRonde mine	39,588	46,953	47,185	50,763	184,489

Lapa mine	23,939	25,644	24,306	28,784	102,673

Goldex mine(ii)	–	–	–	16,991	16,991

Meadowbank mine	80,012	87,798	132,010	130,928	430,748

Kittila mine	44,340	12,752	48,027	43,442	148,561

Pinos Altos mine	44,523	48,770	44,554	45,117	182,964

Creston Mascota deposit at Pinos Altos	587	8,112	12,761	10,496	31,956

Total gold (ounces)	232,989	230,029	308,843	326,521	1,098,382

44     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Silver (thousands of ounces):

LaRonde mine	583	487	584	525	2,179

Meadowbank mine	22	23	26	28	99

Kittila mine	1	2	1	1	5

Pinos Altos mine	586	640	588	553	2,367

Creston Mascota deposit at Pinos Altos	–	14	16	14	44

Total silver (thousands of ounces)	1,192	1,166	1,215	1,121	4,694

Zinc (tonnes)	6,999	5,280	3,030	5,123	20,432

Copper (tonnes)	1,067	1,291	1,253	1,227	4,838

AGNICO EAGLE     45
MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	Total 2012

Operating margin(i):

Revenues from mining operations	$472,934	$459,561	$535,836	$449,383	$1,917,714

Production costs	215,035	219,906	220,408	242,363	897,712

Total operating margin(i)	257,899	239,655	315,428	207,020	1,020,002

Operating margin(i) by mine:

LaRonde mine	63,266	29,342	45,625	35,363	173,596

Lapa mine	27,677	26,222	25,723	20,755	100,377

Meadowbank mine	48,772	72,715	104,258	36,170	261,915

Kittila mine	49,049	31,489	52,655	53,199	186,392

Pinos Altos mine	55,978	53,623	63,802	61,092	234,495

Creston Mascota deposit at Pinos Altos	13,157	26,264	23,365	441	63,227

Total operating margin(i)	257,899	239,655	315,428	207,020	1,020,002

Amortization of property, plant and mine development	64,553	66,310	68,318	72,680	271,861

Exploration, corporate and other	85,836	96,169	94,763	36,232	313,000

Income before income and mining taxes	107,510	77,176	152,347	98,108	435,141

Income and mining taxes expense	28,962	33,904	46,021	15,338	124,225

Net income for the period	$78,548	$43,272	$106,326	$82,770	$310,916

Net income per share – basic (US$)	$0.46	$0.25	$0.62	$0.48	$1.82

Net income per share – diluted (US$)	$0.46	$0.25	$0.62	$0.48	$1.81

Cash flows:

Cash provided by operating activities	$196,497	$194,082	$199,464	$105,964	$696,007

Cash used in investing activities	$(88,908)	$(68,619)	$(121,837)	$(96,792)	$(376,156)

Cash (used in) provided by financing activities	$(132,078)	$(29,258)	$(55,406)	$14,136	$(202,606)

Realized prices (US$):

Gold (per ounce)	$1,684	$1,602	$1,695	$1,684	$1,667

Silver (per ounce)	$34	$26	$34	$31	$32

Zinc (per tonne)	$2,125	$1,901	$1,836	$1,906	$1,955

Copper (per tonne)	$9,006	$6,455	$9,046	$7,668	$8,083

46     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable production(iii):

Gold (ounces):

LaRonde mine	43,281	40,206	40,477	36,911	160,875

Lapa mine	28,499	28,157	24,914	24,621	106,191

Meadowbank mine	79,401	98,403	110,988	77,238	366,030

Kittila mine	46,758	35,228	48,619	45,273	175,878

Pinos Altos mine	43,292	45,307	46,131	48,932	183,662

Creston Mascota deposit at Pinos Altos	13,724	18,049	15,842	3,560	51,175

Total gold (ounces)	254,955	265,350	286,971	236,535	1,043,811

Silver (thousands of ounces):

LaRonde mine	690	532	475	547	2,244

Meadowbank mine	18	26	26	21	91

Pinos Altos mine	494	513	608	622	2,237

Creston Mascota deposit at Pinos Altos	13	24	31	6	74

Total silver (thousand of ounces)	1,215	1,095	1,140	1,196	4,646

Zinc (tonnes)	12,978	9,558	7,379	8,722	38,637

Copper (tonnes)	1,326	1,004	982	814	4,126

Payable metal sold:

Gold (ounces):

LaRonde mine	43,745	39,886	37,466	37,726	158,823

Lapa mine	27,897	27,793	24,772	24,309	104,771

Meadowbank mine	74,614	93,299	116,341	79,752	364,006

Kittila mine	44,227	34,476	45,155	46,620	170,478

Pinos Altos mine	41,857	45,446	44,882	46,149	178,334

Creston Mascota deposit at Pinos Altos	10,288	20,927	16,383	4,052	51,650

Total gold (ounces)	242,628	261,827	284,999	238,608	1,028,062

Silver (thousands of ounces):

LaRonde mine	718	482	467	566	2,233

Meadowbank mine	18	24	26	19	87

Pinos Altos mine	482	502	603	575	2,162

Creston Mascota deposit at Pinos Altos	11	23	32	8	74

Total silver (thousand of ounces)	1,229	1,031	1,128	1,168	4,556

Zinc (tonnes)	13,032	10,379	10,120	9,073	42,604

Copper (tonnes)	1,293	1,085	937	800	4,115

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)
The La India project is expected to achieve commercial production in the first quarter of 2014.

AGNICO EAGLE     47
MANAGEMENT'S DISCUSSION AND ANALYSIS

FIVE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

		2013		2012		2011		2010		2009

Revenues from mining operations		$1,638,406		$1,917,714		$1,821,799		$1,422,521		$613,762

Production costs		924,927		897,712		876,078		677,472		306,318

Operating margin		713,479		1,020,002		945,721		745,049		307,444

Amortization of property, plant and mine development		296,078		271,861		261,781		192,486		72,461

Impairment loss		537,227		–		907,681		–		–

Loss on Goldex mine		–		–		302,893		–		–

Exploration, corporate and other		250,856		313,000		251,994		117,360		126,945

Income (loss) before income and mining taxes		(370,682)		435,141		(778,628)		435,203		108,038

Income and mining taxes expense (recovery)		35,844		124,225		(209,673)		103,087		21,500

Net income (loss) for the year		$(406,526)		$310,916		$(568,955)		$332,116		$86,538

Attributed to non-controlling interest		$–		$–		$(60)		$–		$–

Attributed to common shareholders		$(406,526)		$310,916		$(568,895)		$332,116		$86,538

Net income (loss) per share – basic (US$)		$(2.35)		$1.82		$(3.36)		$2.05		$0.55

Net income (loss) per share – diluted (US$)		$(2.35)		$1.81		$(3.36)		$2.00		$0.55

Cash provided by operating activities		438,296		$696,007		$667,185		$487,507		$118,139

Cash used in investing activities		(644,473)		$(376,156)		$(760,484)		$(523,306)		$(587,611)

Cash provided by (used in) financing activities		48,729		$(202,606)		$178,822		$(25,982)		$556,785

Dividends declared per common share		$0.66		$1.02		$–		$0.64		$0.18

Capital expenditures		$577,789		$445,550		$482,831		$511,641		$657,175

Average gold price realized ($ per ounce)		$1,366		$1,667		$1,573		$1,250		$1,024

Average exchange rate (C$ per $)	C$	1.0301	C$	0.9994	C$	0.9893	C$	1.0301	C$	1.1415

Weighted average number of common shares outstanding – basic (thousands)		172,893		171,250		169,353		162,343		155,942

Working capital and credit facility drawdown availability		$1,593,071		$1,795,495		$1,472,300		$1,491,471		$598,581

Total assets		$4,959,359		$5,256,119		$5,034,262		$5,500,351		$4,427,357

Long-term debt		$1,000,000		$830,000		$920,095		$650,000		$715,000

Shareholders' equity		$2,977,149		$3,410,212		$3,215,163		$3,665,450		$2,751,761

48     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Summary

LaRonde mine

Revenues from mining operations		$329,900		$399,243		$398,609		$392,386		$352,221

Production costs		229,911		225,647		209,947		189,146		164,221

Operating margin		$99,989		$173,596		$188,662		$203,240		$188,000

Amortization of property, plant and mine development		60,595		47,912		31,089		30,404		28,392

Gross profit		$39,394		$125,684		$157,573		$172,836		$159,608

Tonnes of ore milled		2,319,132		2,358,499		2,406,342		2,592,252		2,545,831

Gold – grams per tonne		2.63		2.36		1.79		2.17		2.75

Gold production – ounces		181,781		160,875		124,173		162,806		203,494

Silver production – thousands of ounces		2,102		2,244		3,169		3,581		3,919

Zinc production – tonnes		19,814		38,637		54,894		62,544		56,186

Copper production – tonnes		4,835		4,126		3,216		4,224		6,671

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$1,265		$1,403		$1,691		$1,162		$807

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges		(451)		(819)		(1,562)		(1,180)		(699)

Inventory and other adjustments(i)		(39)		1		(19)		19		1

Non-cash reclamation provision		(12)		(16)		(33)		(8)		(6)

Total cash cost per ounce of gold produced(ii)		$763		$569		$77		$(7)		$103

Minesite costs per tonne(iii)	C$	99	C$	95	C$	84	C$	75	C$	72

Lapa mine

Revenues from mining operations		$141,167		$173,753		$167,536		$150,917		$43,409

Production costs		69,532		73,376		68,599		66,199		33,472

Operating margin		$71,635		$100,377		$98,937		$84,718		$9,937

Amortization of property, plant and mine development		44,031		42,216		37,954		31,986		9,906

Gross profit		$27,604		$58,161		$60,983		$52,732		$31

Tonnes of ore milled		640,422		640,306		620,712		551,739		299,430

Gold – grams per tonne		6.06		6.48		6.62		8.26		7.29

Gold production – ounces		100,730		106,191		107,068		117,456		52,602

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$690		$691		$641		$564		$636

AGNICO EAGLE     49
MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges		4		5		6		5		–

Inventory and other adjustments(i)		(15)		(1)		6		(40)		115

Non-cash reclamation provision		(1)		2		(3)		–		–

Total cash costs per ounce of gold produced(ii)		$678		$697		$650		$529		$751

Minesite costs per tonne(iii)	C$	110	C$	115	C$	110	C$	114	C$	140

Goldex mine

Revenues from mining operations		$21,418		–		$217,662		$225,090		$142,493

Production costs		13,172		–		56,939		61,561		54,342

Operating margin		$8,246		–		$160,723		$163,529		$88,151

Amortization of property, plant and mine development		1,208		–		16,910		21,428		21,716

Gross profit		$7,038		–		$143,813		$142,101		$66,435

Tonnes of ore milled		527,654		–		2,476,515		2,781,564		2,614,645

Gold – grams per tonne		1.35		–		1.79		2.21		1.98

Gold production – ounces		20,810		–		135,478		184,386		148,849

Total cash cost per ounce of gold produced ($ per ounce basis)(iv):

Production costs		$682		–		$420		$333		$365

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges		2		–		3		4		–

Inventory and other adjustments(i)		98		–		(21)		(1)		3

Non-cash reclamation provision		–		–		(1)		(1)		(1)

Total cash costs per ounce of gold produced(ii)		$782		–		$401		$335		$367

Minesite costs per tonne(iii)(iv)	C$	32	C$	–	C$	21	C$	22	C$	23

Meadowbank mine

Revenues from mining operations		$591,473		$609,625		$434,051		$318,351		$–

Production costs		363,894		347,710		284,502		182,533		–

Operating margin		$227,579		$261,915		$149,549		$135,818		$–

Amortization of property, plant and mine development		120,348		114,114		112,624		55,604		–

Gross profit		$107,231		$147,801		$36,925		$80,214		$–

50     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore milled		4,142,840		3,820,911		2,977,722		2,000,792		–

Gold – grams per tonne		3.43		3.17		3.02		4.34		–

Gold production – ounces		430,613		366,030		270,801		265,659		–

Silver production – thousands of ounces		100		91		60		46		–

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$845		$950		$1,051		$690		$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges		(2)		(5)		(2)		(2)		–

Inventory and other adjustments(i)		(13)		13		(6)		26		–

Non-cash reclamation provision		(4)		(4)		(7)		(5)		–

Stripping costs(v)		(52)		(41)		(36)		(16)		–

Total cash costs per ounce of gold produced(ii)		$774		$913		$1,000		$693		$–

Minesite costs per tonne(iii)(v)	C$	83	C$	88	C$	91	C$	95	C$	–

Kittila mine

Revenues from mining operations		$209,723		$284,429		$225,612		$160,140		$61,457

Production costs		98,446		98,037		110,477		87,740		42,464

Operating margin		$111,277		$186,392		$115,135		$72,400		$18,993

Amortization of property, plant and mine development		27,410		30,091		26,574		31,488		10,909

Gross profit		$83,867		$156,301		$88,561		$40,912		$8,084

Tonnes of ore milled		934,224		1,090,365		1,030,764		960,365		563,238

Gold – grams per tonne		5.40		5.68		5.11		5.41		5.02

Gold production – ounces		146,421		175,878		143,560		126,205		71,838

Silver production – thousands of ounces		6		–		–		–		–

Total cash costs per ounce of gold produced ($ per ounce basis)(vi):

Production costs		$569		$557		$770		$695		$648

AGNICO EAGLE     51
MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	3	2	1	2	–

Inventory and other adjustments(i)	32	9	(10)	(38)	24

Non-cash reclamation provision	(3)	(3)	(1)	(2)	(4)

Stripping costs(v)	–	–	(21)	–	–

Total cash costs per ounce of gold produced(ii)	$601	$565	$739	$657	$668

Minesite costs per tonne(iii)(v)(vi)	€73	€69	€75	€66	€54

Pinos Altos mine

Revenues from mining operations	$303,203	$363,113	$321,074	$175,637	$14,182

Production costs	130,129	128,618	131,044	90,293	11,819

Operating margin	$173,074	$234,495	$190,030	$85,344	$2,363

Amortization of property, plant and mine development	35,268	31,051	31,387	21,577	1,524

Gross profit	$137,806	$203,444	$158,643	$63,767	$839

Tonnes of ore processed	2,725,703	2,862,309	2,955,844	2,318,266	227,394

Gold – grams per tonne	2.20	2.17	1.95	1.95	1.08

Gold production – ounces	181,773	183,662	166,158	130,431	16,189

Silver production – thousands of ounces	2,366	2,237	1,824	1,185	116

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$716	$700	$789	$692	$1,227

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(266)	(369)	(362)	(192)	(65)

Inventory and other adjustments(i)	(5)	15	8	22	(556)

Non-cash reclamation provision	(2)	(1)	(5)	(6)	(10)

Stripping costs(v)	(31)	(69)	(146)	(91)	–

Total cash costs per ounce of gold produced(ii)	$412	$276	$284	$425	$596

Minesite costs per tonne(iii)(v)	$45	$41	$36	$35	$28

Creston Mascota deposit at Pinos Altos

Revenues from mining operations	$41,522	$87,551	$57,255	$–	$–

Production costs	19,843	24,324	14,570	–	–

Operating margin	$21,679	$63,227	$42,685	$–	$–

Amortization of property, plant and mine development	7,218	6,477	5,602	–	–

Gross profit	$14,461	$56,750	$37,083	$–	$–

52     AGNICO EAGLE
           MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore processed	1,276,159	1,532,364	1,553,563	–	–

Gold – grams per tonne	1.43	1.74	1.51	–	–

Gold production – ounces	34,027	51,175	38,222	–	–

Silver production – thousands of ounces	46	74	27	–	–

Total cash costs per ounce of gold produced ($ per ounce basis)(vii):

Production costs	$521	$376	$381	$–	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(16)	(37)	(15)	–	–

Inventory and other adjustments(i)	16	(1)	12	–	–

Non-cash reclamation provision	(3)	(12)	(12)	–	–

Stripping costs(v)	(33)	–	–	–	–

Total cash costs per ounce of gold produced(ii)	$485	$326	$366	$–	$–

Minesite costs per tonne(iii)(v)(vii)	$16	$12	$9	$–	$–

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(iv)
Excludes the Goldex mine's results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine's M and E Zones during the third quarter of 2013. Results for 2009 through 2011 relate to the Goldex mine's GEZ prior to the indefinite suspension of operations there on October 19, 2011 due to geotechnical concerns.

(v)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(vi)
Excludes the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(vii)
Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 and the fourth quarter of 2012 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 and $6,439,000 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

AGNICO EAGLE     53
MANAGEMENT'S DISCUSSION AND ANALYSIS

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  Exhibit 99.3
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING NON-US GAAP FINANCIAL PERFORMANCE MEASURES
Gold P.M. Fix ($ per ounce)
Total Production Costs by Category
SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
FIVE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)